UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing 100015, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 14, 2020, Borqs Technologies, Inc. (the “Company”) entered into a Settlement Agreement (the “Settlement Agreement”), with LFMA Financing, LLC (“LMFA”) a wholly owned subsidiary of LM Funding America, Inc., pursuant to which Borqs agreed to issue ordinary shares to LMFA (the “Settlement Shares”) in settlement of approximately $18 million of debt acquired by LMFA from the Company’s senior lenders Partners for Growth IV, L.P. and Partners for Growth V. L.P.

The Settlement Agreement provides that the Settlement Shares shall be issued in tranches to LMFA at a 30% discount to the volume-weighted average price of the Company’s ordinary shares over a specified pricing period, subject to certain adjustments. The tranches will be issued from time to time over a period of up to approximately two years. On December 23, 2020, the Eleventh Circuit Court of the State of Florida issued a court order approving, among other things, the fairness of the terms and conditions of the issuance of the Settlement Shares as the full and final settlement of the debt pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”). The Settlement Shares will be issued as unrestricted securities in a transaction that is exempt from registration under Section 3(a)(10) of the Securities Act.

A copy of the press release, dated December 24, 2020, announcing transactions described above is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 24, 2020	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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